Exhibit 99.1

Pembina Pipeline Corporation reports strong first quarter 2014 results and record quarterly EBITDA

New in-service assets and expansions drive improved operating and financial performance

Image with caption: "Pembina's Saturn I Facility (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20140508_C7263_PHOTO_EN_40095.jpg

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis for the period ended March 31, 2014 ("MD&A") for more details. This news release also refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), as identified herein. For more information about the measures which are not defined by GAAP see "Non-GAAP and Additional GAAP Measures" herein and in the MD&A, which is available on SEDAR at www.sedar.com.

CALGARY, May 8, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today that it achieved strong financial and operational performance during the first quarter of 2014.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31
	2014	2013
Revenue	1,759	1,249
Operating margin(1)	350	240
Gross profit	302	204
Earnings	147	91
Earnings per common share - basic (dollars)	0.44	0.30
Earnings per common share - diluted (dollars)	0.41	0.30
EBITDA(1)	316	211
Cash flow from operating activities	261	232
Cash flow from operating activities per common share - basic (dollars)(1)	0.82	0.78
Adjusted cash flow from operating activities(1)	264	202
Adjusted cash flow from operating activities per common share - basic (dollars)(1)	0.83	0.68
Common share dividends declared	134	121
Preferred share dividends declared	6
Dividends per common share (dollars)	0.42	0.41
Capital expenditures	287	137

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

"Pembina achieved another strong quarter," said Mick Dilger, Pembina's President and Chief Executive Officer ("CEO"). "Compared to this time last year, we have increased our adjusted cash flow from operating activities by approximately 31 percent and our adjusted cash flow from operating activities per share (basic) by just over 22 percent. Our Phase I Expansions in our Conventional Pipelines business, which came on stream in December of last year, along with our Saturn I Facility, which started up in October 2013, helped drive these results. The successful execution of these projects and our strong financial and operating performance are clear demonstrations, once again, of our ability to realize the vision we have set out for ourselves - to continue to produce exceptional shareholder value."

Mr. Dilger added: "We are confident in the long-term sustainability and growth in our cash flows, and so today, our Board of Directors approved and declared a dividend increase of 3.6 percent. Pembina's dividend on its common shares will go from $0.14 per common share per month (or $1.68 annualized) to $0.145 per common share per month (or $1.74 annualized) effective as of the May 25, 2014 record date, payable June 13, 2014. As we've said before, we expect the future to look much like the past and we are committed to growing our dividend over the long-term."

Net revenue increased 42 percent to $447 million during the first quarter of 2014 from $315 million during the same period of 2013. This increase was due to strong performance in each of Pembina's businesses, particularly in the Company's Midstream business, as well as returns on new capital investments including the Saturn I Facility and Phase I Conventional Pipelines expansions.

Operating expenses were $95 million during the first quarter of 2014 compared to $77 million in the same period of 2013. The increase was largely the result of higher variable costs, such as power and labour expenses, due to growth in volumes along with having new facilities and expansions in-service.

Operating margin totalled $350 million during the first quarter of 2014, up 46 percent from the same period last year when operating margin totalled $240 million. This increase was primarily the result of the same factors that impacted net revenue, as discussed above.

Depreciation and amortization included in operations increased to $52 million during the first quarter of 2014 compared to $42 million during the same period in 2013. The increase is primarily because the depreciation expense in the first quarter of 2013 included a $7 million reduction of depreciation due to a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset in the Company's Conventional Pipelines business. The increase also reflects the growth in Pembina's asset base since the prior period.

Increased revenue and operating margin, which were partially offset by higher depreciation and amortization included in operations, contributed to gross profit of $302 million during the first quarter of 2014, a 48 percent increase compared to gross profit of $204 million for the same period of 2013.

Pembina incurred general and administrative expenses (including corporate depreciation and amortization) of $37 million during the first quarter of 2014 compared to $33 million during the first quarter of 2013. This increase was primarily due to the addition of new employees and consultants as a result of Pembina's growth since the prior period as well as increased short-term and share-based incentive expenses. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Net finance costs in the first quarter of 2014 were $61 million compared to $51 million in the first quarter of 2013. The increase is primarily attributed to an increase in the unrealized loss relating to the revaluation of the conversion feature of convertible debentures due to the increase in the Company's common share price during the first quarter of 2014, which was offset by lower interest expense on loans and borrowings.

Income tax expense was $56 million for the first quarter of 2014, including current taxes of $34 million and deferred taxes of $22 million, compared to current taxes of $4 million and deferred taxes of $26 million in the same period of 2013. The current taxes increased during the quarter primarily as a result of increased earnings before income tax in addition to earnings before income tax exceeding available deductions. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities.

Pembina generated EBITDA of $316 million during the first quarter of 2014 compared to $211 million during the first quarter of 2013. This increase was largely due to improved results from operating activities in each of Pembina's businesses and returns on new assets, expansions and services.

The Company's earnings increased to $147 million ($0.44 per common share - basic) during the first quarter of 2014 compared to $91 million ($0.30 per common share - basic and diluted) during the first quarter of 2013. The increase was primarily due to improved operating margin but was offset by the Company's income tax expense and the increase in net finance costs during the quarter ended March 31, 2014, as described above.

Cash flow from operating activities was $261 million ($0.82 per common share - basic) during the first quarter of 2014 compared to $232 million ($0.78 per common share - basic) for the same period in 2013. The increase was primarily due to improved results from operating activities and a decrease in the non-cash working capital in 2014 as compared to an increased change in the same period in 2013.

Adjusted cash flow from operating activities was $264 million ($0.83 per common share - basic) during the first quarter of 2014 compared to $202 million ($0.68 per common share - basic) during the first quarter of 2013. This 31 percent increase (22 percent increase per share) was primarily due to higher cash flow from operations net of increased current tax expense.

Operating Results

	3 Months Ended March 31
(mbpd, except where noted)(1)	2014	2013
Conventional Pipelines throughput	553	494
Oil Sands & Heavy Oil contracted capacity	880	870
Gas Services average volume processed (mboe/d) net to Pembina(2)	88	50
Midstream NGL sales volume	133	123
Total volume	1,654	1,537

(1)	mbpd is thousands of barrels per day.
(2)	Gas Services average volume processed converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.

	3 Months Ended March 31
	2014		2013
($ millions)	Revenue	Operating Margin(2)	Revenue	Operating Margin(2)
Conventional Pipelines	117	77	96	61
Oil Sands & Heavy Oil	52	34	43	31
Gas Services	42	29	28	19
Midstream	236(1)	209	148(1)	128
Corporate		1		1
Total	447	350	315	240

(1)	Net revenue. Refer to "Non-GAAP and Additional GAAP Measures."
(2)	Refer to "Non-GAAP and Additional GAAP Measures."
•	First quarter 2014 financial and operating results in Conventional Pipelines were higher than the comparable period of 2013 primarily because of the Phase I Expansion being placed into service in late-December 2013. Improved revenue was partially offset by higher operating expenses relating mainly to volume growth and the Phase I Expansion. The Phase I Expansion increased crude oil and condensate capacity on the Peace Pipeline by 40 mbpd and NGL capacity on the Peace Pipeline and Northern System by 52 mbpd.
•	In Oil Sands & Heavy Oil, the increases in net revenue and operating margin during the first quarter of 2014 compared to the same period of 2013 were primarily related to higher volumes transported on the Nipisi Pipeline during the 2014 period. This is due to the completion of a new pump station on that system, which was placed into service in the second quarter of 2013.
•	Gas Services' financial and operating results were higher in the first quarter of 2014 than the first quarter of 2013, mainly because of the new 200 MMcf/d Saturn I Facility, which was placed into service in late-October 2013, combined with improved plant reliability at the Company's Musreau deep cut facility.
•	In Midstream, improved first quarter 2014 results compared to the first quarter of 2013 were largely due to a stronger propane market across North America which was caused by extended periods of colder than average temperatures during the winter, and enhanced service offerings in this business.

Growth Project Update

During the first quarter of 2014, Pembina spent approximately $287 million in capital to progress its growth initiatives as follows:

•	In the Company's Conventional Pipelines business, work continued on the Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). Regulatory applications have been submitted for certain portions of the project and, subject to timely receipt of regulatory approvals, it is expected to be in-service in late-2014 (for the crude oil and condensate capacity) and mid-2015 (for the NGL capacity).
•	Construction of the previously announced pipeline expansion between Simonette and Fox Creek, Alberta is substantially complete. Pembina will conduct clean-up activities along the right-of-way and hydrostatic testing prior to placing the pipeline into service in the third quarter of 2014. With this expansion, Pembina expects to be able to deliver an initial 40 mbpd into its Peace Pipeline from Fox Creek into Edmonton once the crude oil and condensate Phase II Expansion is complete.
•	Stakeholder consultation continues on the Company's previously announced Phase III Expansion and Pembina expects to file regulatory applications for the project in the third quarter of 2014. Subject to regulatory approvals, Pembina expects this expansion to be in-service between late-2016 and mid-2017. Over the next several months, the Company anticipates securing further pipeline transportation commitments from customers while it refines the project scope. Any additional commitments made before Pembina begins to order long-lead equipment would support increasing the design capacity of the Phase III Expansion.
•	At the Company's Gas Services business Resthaven Facility, Pembina has completed 70 percent of site construction to date and expects to bring the facility and associated pipelines into service in the third quarter of 2014.
•	At the Musreau II Facility, Pembina has completed approximately 15 percent of site construction to date and expects the facility to be in-service in the first quarter of 2015.
•	The Company's Saturn II Facility is expected to be in-service by late-2015 and, to date, Pembina has completed approximately 10 percent of site construction.
•	Pembina's Midstream business is nearing completion of a new full-service truck terminal in the Cynthia area of Alberta and expects it to be placed into service in the second quarter of 2014.
•	Regarding Pembina's previously announced $415 million RFS II project (a second ethane-plus 73 mbpd fractionator at Pembina's Redwater site), the Company continued to progress with facility construction during the first quarter of 2014. Long lead equipment purchasing is substantially complete, with all major items expected to be delivered to the site by the end of the third quarter of 2014. Earthwork on site is complete, and the mechanical contractor mobilized to the site at the start of April 2014. The project is on schedule and anticipated to be on-stream late in the fourth quarter of 2015.
•	In March 2014, Pembina signed an incremental underground storage cavern arrangement with a major petrochemical company on a long-term, fee-for-service basis.

Financing Activity

On January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset class A preferred shares, series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E. Proceeds from the Series 5 Preferred Shares were used to partially fund Pembina's 2014 capital expenditure program, including capital expenditures relating to Pembina's current expansion and growth projects, to reduce indebtedness under the Company's credit facilities, and for general corporate purposes of the Company and its affiliates.

Subsequent to quarter end, on April 4, 2014, Pembina closed its offering of $600 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 4.81 percent per annum, paid semi-annually, and will mature on March 25, 2044. The Company used a portion of the proceeds from the notes offering to repay the $75 million senior unsecured term facility on April 7, 2014. Pembina intends to use the remainder of the proceeds to partially fund capital projects, repay the Series A unsecured notes and for other general corporate purposes.

Transition of Chairman of the Board

Effective April 1, 2014, the Company's Chairman of the Board, Lorne Gordon, stepped down and Randall Findlay, a director of Pembina since 2007 and previous director of Provident Energy Ltd. from 2001 to 2012, assumed the role of Chairman of the Board. Mr. Gordon continues to serve as a member of Pembina's Board of Directors.

Summary

"During the first quarter of 2014, our focus was on progressing the multitude of projects we secured over the past year or so, and on safely and reliably operating our existing assets" said Mr. Dilger, Pembina's President and CEO. "We continue to strive for excellence by advancing our safety culture initiative and the current focus is on safely executing our suite of growth projects."

"We were also named one of Alberta's top 65 employers and added to the S&P/TSX 60 during the first three months of this year," added Mr. Dilger. "This is my first quarter as Pembina's CEO and I'm very proud of these accomplishments; I feel they reflect the strength of the Company we have built. I'm grateful to Pembina's previous CEO, Bob Michaleski, who retired at the end of last year and to Lorne Gordon, who stepped down as Board Chairman in April. They both contributed greatly to the success we are realizing today and to the strong footing we have for our Company going forward. We have a clear path in front of us and know what we need to do to achieve our goals. Both our vision and our existing operations are driving strong continued shareholder value today and are helping us lay the foundation for a sustainable future."

First Quarter 2014 Conference Call & Webcast

Pembina will host a conference call on May 9, 2014 at 7:00 a.m. MT (9:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the 2014 first quarter. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 16, 2014 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 41585575.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=742968&s=1&k=2EBCC5DD17E5F9CC9D61659A4510E23B in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual and Special Meeting Information

The Company will hold its Annual and Special Meeting of Shareholders ("AGM") on Friday, May 9, 2014 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=768520&s=1&k=4BCAED7117CB62E1E2F997A222AFFAA4. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, terminalling, storage and hub facilities, and; the anticipated use of proceeds from financing.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs;  that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a  number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, and adjusted cash flow from operating activities per share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently.  Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

Image with caption: "Pembina's Saturn I Facility (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20140508_C7263_PHOTO_EN_40095.jpg

%CIK: 0001546066

For further information:

Investor Relations
Scott Burrows, Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:50e 08-MAY-14